

DIVISION OF
CORPORATION FINANCE

April 18, 2011

Manuela Adl
Senior Vice President and
Chief Operating Officer
Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, New York 10017-2422

> **Re:** **Westpac Banking Corporation**
> **Form 20-F for the Fiscal Year ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 001-10167**

Dear Ms. Adl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2010

Information on Westpac, page 6

1. Please provide proposed disclosure describing the nature of your operations and principle activities. For example:

    - We note the disclosure with respect to loans based on their industry classification on page 169, for the major loan products in each lending category please expand this disclosure to include a narrative discussion of
        - underwriting policies and procedures;
        - lending requirements such as loan-to-value ratios, credit requirements and documentation;
        - whether loans are offered at fixed or variable rates; and

- whether you hold loans to maturity or sell them in the secondary markets.

- With respect to mortgage loans, please clarify whether you offer mortgages for single family, multi unit and commercial property.
- Describe your wealth management services.

Confirm that you will include the expanded disclosure in future filings.

Review of Group operations

Loan quality, page 94

2. We note your response to comment four of our letter dated August 27, 2010 and your revised credit quality ratios and related footnote 3 to the table on page 95. We note that you revised certain ratios to exclude the impact of the APRA required capital deduction above A-IFRS provisioning levels; however, the ratios as of September 30, 2009 and 2008 remain unchanged. We understand from your response that the APRA requires the general reserve for credit losses to include both incurred and estimated future credit losses which differs from how the provision for loan impairment is calculated under A-IFRS. Therefore, we are unclear as to why there would not be a difference between the provision for loan impairment calculated in accordance with A-IFRS and that required by APRA in any given period. Please advise.

Risk Factors, page 118

3. Some of your risk factor discussions are too vague to provide useful information to investors. For example, refer to the risk factors titled "Business Risk, "Environmental, societal, and governance risks," "Equity risk," "Insurance risk," "Model Risk," etc. Please provide proposed disclosure describing each risk and the potential consequences to investors.

Credit risk, page 122

4. To the extent that features of your loan products and/or your policies or procedures present a material risk of default, please include a discussion of the products and the features, policies and/or procedures which make them risky. For example, high loan to value ratios, interest only loans, or second lien loans.

Notes to the financial statements

Note 10 – Available-for-sale securities, page 167

5. We note your disclosure that investments in certain unlisted securities are measured at cost because the fair value cannot be reasonably estimated, and that this population includes government securities held, which have been issued by countries where markets are highly illiquid. Please tell us how you believe these government securities met the criteria in paragraphs 46 and AG 80-81 in IAS 39 to be measured at cost, and please specifically address the fact that the vast majority of these securities have a contractual maturity date within one year.

Note 27 – Financial risk, page 208

27.2.4 Credit risk mitigation, collateral and other credit enhancements

6. We note your disclosure that current account set-off is recognized for exposures to creditworthy customers domiciled in Australia and New Zealand only, and that customers are required to enter into formal agreements giving you the unfettered right to set-off gross credit and debt balances in their nominated account. We also note your disclosure that you have entered into master dealing arrangements which allow netting in specified jurisdictions. Please respond to the following:

   a.   Tell us whether master dealing arrangements are the same as master netting arrangements, which you also indicate you enter into to enable the effects of derivative assets and liabilities with the same counterparty to be offset when measuring exposures. If not, please describe the differences. As part of your response, please clarify whether balances under either of these arrangements are netted for IFRS reporting purposes.

   b. Tell us more about the formal agreements you enter into for certain creditworthy customers domiciled in Australia and New Zealand which permit you the unfettered right to set-off.   For example, tell us what types of customers they are used for (retail, commercial, other financial institutions), why you limit to just certain countries, whether you actually use your right to set-off the balances, and whether the amounts actually are offset on the balance sheet for IFRS reporting purposes.

   c. We note your general policy for offsetting on page 154. Please tell us the typical type of arrangements where this policy is achieved. For example, please tell us whether offsetting is obtained for derivatives, repurchase agreements and reverse repurchase agreements, or other types of arrangements, and please quantify the amount of offsetting permitted as of September 30, 2010 and 2009.

27.2.5 Credit risk concentrations, page 215

7. We note that loans for retail lending increased on a consolidated basis from A$267.4 billion at September 30, 2009 to A$301.2 billion at September 30, 2010, and that the same category increased in the parent entity accounts from A$176.5 billion to A$298.5 billion. Please tell us the principal causes for the increase in retail lending on a consolidated basis and then discuss why the increase is so much larger in the parent entity accounts.

27.2.6 Credit quality of financial assets, page 224

8. We note your disclosure in footnote 1 to the table on page 226 that you reclassified A$5,080 of derivative financial instruments, representing 81% of the former balance, from satisfactory to strong as it better reflected the credit rating of the instruments, and similar reclassifications were performed for the available-for-sale portfolio. Please tell us whether you revised your methodology for categorizing the instruments or whether there was an error in classifying the instruments originally.   As part of your response, please tell us whether the original credit ratings assigned to the instruments were revised.

9. We note your disclosure in footnote 2 to the table on page 226 that trading securities, other financial assets designated at fair value and life insurance assets of A$11.5 billion that do not have credit ratings have been included in the strong category. Please describe for us, and provide disclosure in future filings, of the additional analysis you performed to include the instruments in the strong category. As part of your response, please tell us whether you have classified similar instruments with no credit ratings in either the good/satisfactory or weak category and quantify the amounts.

27.2.10 Impaired loans, page 229

10. We note your response to comment nine of our letter dated August 27, 2010 and your related disclosure on page 230. We remain unclear as to how your current disclosure complies with the requirements of paragraph 37(c) of IFRS 7 with respect to disclosing the fair value of collateral underlying your individually impaired loans. In particular, we are unclear as to why you are unable to estimate the fair value of the collateral underlying your individually impaired loans given that your impairment measurement for collateralized financial assets (as discussed in your response and disclosed on page 147) takes into consideration the cash flows that may result from foreclosure less costs for obtaining and selling the collateral (based on the current fair value of the collateral), regardless of whether foreclosure is probable. Furthermore, we are unclear as to how you determined the collateral coverage tables on page 230 are representative of your true collateral coverage given that they are based on a mixture of loan-to-value ratios calculated either at origination or subsequently re-measured. Accordingly, please revise your disclosure in future filings to fully comply with the requirements of paragraph 37(c) of IFRS 7. In this regard, please also describe whether

Manuela Adl
Westpac Banking Corporation
April 18, 2011
Page 5

there are any circumstances in which updated collateral values are not obtained for individually impaired loans. Provide us with a draft of your intended disclosure revisions.

Note 35 – Superannuation commitments, page 270

11. We note your disclosure on page 273 that the expected return on assets for active members is net of tax and the expected return on pensioner assets is gross of tax. Please tell us why you use different expected return rates depending on working status of the employee.

Report of independent registered public accounting firm, page 300

12. We note that the report of your independent registered public accounting firm contains a limitation on their liability with respect to claims arising out of their audit reports included in your Form 20-F.   This type of liability limitation does not appear appropriate or in accordance with Article 2 of Regulation S-X.   Please tell us how you concluded this type of liability limitation is appropriate, or revise to remove this limitation from the independent registered public accounting firm's audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at 202-551-3426 or Stephanie Hunsaker at 202-551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3675 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director